FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                For May 28, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F   X            Form 40-F
                             _____                      _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                      No   X
                                _____                 _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated May 27, 2003

- Press release dated May 27, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                      (Registrant)



Date: May 28, 2003                          By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                    May 27, 2003

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York, London and Luxembourg - May 27, 2003 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that all resolutions proposed to its Annual General Meeting
(AGM) of shareholders in Luxembourg today were passed.

Vigo Carlund, Lars-Johan Jarnheimer, Raymond Kirsch and Hakan Ledin were re-elected as members of the Board of Directors and Ernest Cravatte, Daniel Johannesson, Michel Massart and Cristina Stenbeck were elected as new members of the Board of Directors. The Auditors were re-elected.

Ernest Cravatte is a practising lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg (BGL). He has also held positions on various banking supervisory committees. Daniel Johannesson has held a number of senior Executive positions at major Swedish companies including Senior Executive of construction company Skanska, where he was responsible for the Group's telecommunications and facilities management interests, and CEO of Industriforvaltnings AB Kinnevik and national railway operator SJ. Michel Massart is a former Managing Partner of PricewaterhouseCoopers in Belgium, where he set up the Corporate Finance Department in 1997, a former member of the Board of the Institute of Statutory Auditors, and is currently a professor at Solvay Business School in Brussels. Cristina Stenbeck is Vice Chairman of the Board of Directors of Industriforvaltnings AB Kinnevik, Invik & Co. and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 and Transcom WorldWide. Hakan Ledin is Chairman of the Board of Directors.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% interest in Tele2 AB, the leading alternative pan- European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                          Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                    May 27, 2003

                            EGM RESOLUTIONS APPROVED

An Extraordinary General Meeting (EGM) of shareholders of Millicom International Cellular S.A. ("the Company") was held today, Tuesday, May 27, 2003, at Chateau de Septfontaines, 330 rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg.

All of the resolutions on the agenda proposed to shareholders, which were published in a press release on May 9, 2003, were approved.


Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                          Telephone:  +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                         Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com